Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol:	TSX: SVM
	NYSE: SVM	September 30, 2010

Silvercorp Annual General Meeting Update

VANCOUVER, British Columbia – September 30, 2010 – Silvercorp Metals Inc.(“Silvercorp”) held its Annual General Meeting (the "Annual Meeting") today in which all matters placed before the shareholders were approved. The voting report of the Annual Meeting is available for review on the SEDAR system.

Reminder of Quarterly Dividend of CAD$0.02

Silvercorp will pay its FY2010 second quarter dividend of CAD$0.02 per share on October 21, 2010, to shareholders of record at the close of business on September 30, 2010. The declaration and amount of any future dividends will remain at the discretion of the Board of Directors and may be adjusted in the future based on fluctuations in metal prices and the Company’s cash flows. The dividends are considered eligible dividends for Canadian tax purposes.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation and development of four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The company is also applying for a mining permit at the GC property in the Guangdong Province to establish a second base for production in China. Additionally, Silvercorp recently acquired the Silvertip project in northern British Columbia, Canada, as an additional platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.